                                                        CHRISTOPHER S. AUGUSTE
                                                        PARTNER
                                                        PHONE 212-715-9265
                                                        FAX 212-715-8277
                                                        CAUGUSTE@KRAMERLEVIN.COM

                                November 13, 2006

VIA EDGAR AND FEDERAL EXPRESS

Mr. John Reynolds
Assistant Director
Office of Emerging Growth Companies
Division of Corporation Finance
Mail Stop 3561
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

             Re:      InterAmerican Acquisition Group Inc.
                      Amendment No. 10 to Registration Statement on Form S-1
                      Filed November 13, 2006
                      File No. 333-125558

Dear Mr. Reynolds:

         On behalf of InterAmerican Acquisition Group Inc. ("Company"), we
respond as follows to the Staff's comment letter received on August 29, 2006 relating to the above-captioned Registration Statement. Captions and page references herein correspond to those set forth in Amendment No. 10 to the
Registration Statement, a copy of which has been marked with the changes from
Amendment No. 9 to the Registration Statement. We are also delivering three (3)
courtesy copies of such marked Amendment No. 10 to Pam Howell. Please note that for the Staff's convenience, we have recited each of the Staff's comments and provided the Company's response to each comment immediately thereafter.

         Please note that we have updated the financial statements of the
Company as of September 30, 2006.

Prospectus Summary, page 1

         1.    WE REISSUE PRIOR COMMENT FOUR OF OUR LETTER DATED AUGUST 3, 2006.
               CLARIFY THE LIMITATIONS THAT RESULT FROM THE NAMED INDIVIDUALS
               BEING PERSONALLY LIABLE SEVERALLY. IN ADDITION, REVISE SIMILAR
               DISCLOSURE IN THE RISK FACTORS SECTION.

         We have revised the disclosure on pages 9, 15, 45 and F-7 of the prospectus in response to the Staff's

Mr. John Reynolds
United States Securities and Exchange Commission
November 13, 2006

comment.

         2.    WE REISSUE PRIOR COMMENT FIVE OF OUR LETTER DATED AUGUST 3, 2006.
               WE NOTE THAT THE PERSONAL LIABILITY OF TWO EXECUTIVE OFFICERS IS
               LIMITED TO VENDORS. CLARIFY THOSE SPECIFIC TRANSACTIONS THAT
               WOULD NOT BE COVERED BY THESE AGREEMENTS. THE DISCLOSURE SHOULD
               MAKE CLEAR TO INVESTORS THOSE CLAIMS THAT WOULD BE COVERED AND
               THOSE CLAIMS THAT WOULD NOT BE COVERED BY THESE AGREEMENTS. ALSO,
               IN LIGHT OF THIS LIMITATION, CLARIFY THROUGHOUT THE PROSPECTUS
               THIS POTENTIAL CLAIM AGAINST THE AMOUNT INDIVIDUALS WOULD RECEIVE
               FROM THE TRUST ACCOUNT IN THE EVENT OF DISSOLUTION AND
               LIQUIDATION. REVISE SIMILAR DISCLOSURE IN THE RISK FACTORS
               SECTION. WE MAY HAVE FURTHER COMMENT.

         We have revised the disclosure on pages 9, 14, 15, 44, 45, 46, F-7 and
F-8 of the prospectus in response to the Staff's comment to clearly state the extent of the officers' liability for potential claims against the trust and the potential claim against the amount individuals would receive from the trust account.

         If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

                                                     Very truly yours,

                                                     /s/ Christopher S. Auguste
                                                     Christopher S. Auguste

cc:      Mr. William C. Morro

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